SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. __)*

GLOBAL SIGNAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share (Title of Class of Securities)
(Title of Class of Securities)

37944Q13
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,583,194
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,583,194
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,583,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,583,194
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,583,194
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,583,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP Managing Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP 2000, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Greenhill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott L. Bok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert H. Niehaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,550,994
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,550,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,252,640
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,252,640
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,252,640
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,687,930
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,687,930
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,930
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Executives), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 845,230
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 845,230
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,230
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q13	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 765,194
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 765,194
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Global Signal, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427

Item 2(a). Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Greenhill & Co., Inc.

     Greenhill Capital Partners, LLC

     GCP Managing Partner, L.P.

       GCP, L.P.

     GCP 2000, LLC

     Greenhill Capital Partners, L.P.

     Greenhill Capital, L.P.

     Greenhill Capital Partners (Executives), L.P.

     Greenhill Capital Partners (Cayman), L.P.

     Robert F. Greenhill

     Scott L. Bok

     Robert H. Niehaus

      The filing persons are filing this Schedule 13G jointly pursuant to a Joint Filing Agreement dated February 14,
2005 attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the principle business office of all filing persons identified in this Schedule 13G is:

      300 Park Avenue, New York, NY 10022.

Item 2(c). Citizenship:

      Greenhill & Co., Inc. – Delaware

      Greenhill Capital Partners, LLC – Delaware

      GCP Managing Partner, L.P. – Delaware

      GCP, L.P. – Delaware

      GCP 2000, LLC – Delaware

      Greenhill Capital Partners, L.P. – Delaware

      Greenhill Capital, L.P. – Delaware

      Greenhill Capital Partners (Executives), L.P. – Delaware

      Greenhill Capital Partners (Cayman), L.P. – Cayman Islands

      Robert F. Greenhill – United States

      Scott L. Bok – United States

      Robert H. Niehaus – United States

Item 2(d). Title of Class of Securities:

      Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

      37944Q13

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

      (a) Amount beneficially owned:

      As of December 31, 2004:

     (1) Greenhill Capital Partners, LLC was the record owner of 32,200 shares of the Issuer’s common stock, $0.01 par value per share (“Common Stock”);

     (2) Greenhill Capital Partners, L.P. was the record owner of 5,173,164 shares of Common Stock and of immediately exercisable options to purchase 79,476 shares of Common Stock;

     (3) Greenhill Capital, L.P., was the record owner of 1,662,506 shares of Common Stock and of immediately exercisable options to purchase 25,424 shares of Common Stock;

     (4) Greenhill Capital Partners (Executives), L.P., was the record owner of 832,686 shares of Common Stock and of immediately exercisable options to purchase 12,544 shares of Common Stock; and

     (5) Greenhill Capital Partners (Cayman), L.P., was the record owner of 753,838 shares of Common Stock and of immediately exercisable options to purchase 11,356 shares of Common Stock.

     GCP, L.P. and GCP Managing Partner, L.P. are general partners of the following funds: Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. (collectively, the “Funds”). As such, GCP, L.P. and GCP Managing Partner, L.P. have the shared power to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock and options to purchase Common Stock held by the Funds, and therefore they may be deemed to have beneficial ownership of the 8,422,194 shares of Common Stock and options to purchase 128,800 shares of Common Stock held collectively by the Funds. Neither GCP, L.P. nor GCP Managing Partner, L.P. directly owns any shares of Common Stock.

      GCP 2000, LLC, is the general partner of GCP, L.P. GCP 2000, LLC is in turn controlled by its Senior Members, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus, who is also the Vice Chairman of the Board of Directors of the Issuer. As such, GCP 2000, LLC and Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus have the shared power to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock and options to purchase Common Stock held by the Funds, and therefore each may be deemed to have beneficial ownership of the 8,422,194 shares of Common Stock and options to purchase 128,800 shares of Common Stock held collectively by the Funds. None of GCP 2000, LLC, Scott L. Bok, Robert F. Greenhill or Robert H. Niehaus directly own any shares of Common Stock.

     Greenhill Capital Partners, LLC is the general partner of GCP Managing Partner, L.P. Greenhill Capital Partners, LLC is in turn controlled by its sole member, Greenhill & Co., Inc. As such, Greenhill Capital Partners, LLC and Greenhill & Co., Inc. have the shared power to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock and options to purchase Common Stock held by the Funds, and therefore each may be deemed to have beneficial ownership of the 8,422,194 shares of Common Stock and options to purchase 128,800 shares of Common Stock held collectively by the Funds. In addition, Greenhill Capital Partners, LLC and Greenhill & Co., Inc. have the shared power to vote or direct the vote and to dispose or direct the disposition of a the Common Stock owned by Greenhill Capital Partners, LLC, and therefore may be deemed to have beneficial ownership of the 32,200 shares of Common Stock held by Greenhill Capital Partners, LLC. Greenhill & Co., Inc. does not directly own any shares of Common Stock.

      (b) Percent of class: (1)

Greenhill & Co., Inc.	16.8%

Greenhill Capital Partners, LLC	16.8%

GCP Managing Partner, L.P.	16.7%

GCP, L.P.	16.7%

GCP 2000, LLC	16.7%

Robert F. Greenhill	16.7%

Scott L. Bok	16.7%

Robert H. Niehaus	16.7%

Greenhill Capital Partners, L.P.	10.3%

Greenhill Capital, L.P.	3.3%

Greenhill Capital Partners (Executives), L.P.	1.7%

Greenhill Capital Partners (Cayman), L.P.	1.5%

(1)	All percentages herein are based on 51,190,351 shares of Common Stock reported to be outstanding as of November 5, 2004, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2004.

     (c) Number of shares as to which such person has: (2)

	(i)	(ii)	(iii)	(iv)
	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition of

Greenhill & Co., Inc.	-0-	8,583,194	-0-	8,583,194

Greenhill Capital Partners, LLC	-0-	8,583,194	-0-	8,583,194

GCP Managing Partner, L.P.	-0-	8,550,994	-0-	8,550,994

GCP, L.P.	-0-	8,550,994	-0-	8,550,994

GCP 2000, LLC	-0-	8,550,994	-0-	8,550,994

Robert F. Greenhill	-0-	8,550,994	-0-	8,550,994

Scott L. Bok	-0-	8,550,994	-0-	8,550,994

Robert H. Niehaus	-0-	8,550,994	-0-	8,550,994

Greenhill Capital Partners, L.P.	-0-	5,252,640	-0-	5,252,640

Greenhill Capital L.P.	-0-	1,687,930	-0-	1,687,930

Greenhill Capital Partners (Executives), L.P.	-0-	845,230	-0-	845,230

Greenhill Capital Partners (Cayman), L.P.	-0-	765,194	-0-	765,194

(2)	All numbers herein reflect beneficial ownership of Common Stock and, as applicable, options to purchase Common Stock owned by the Funds. See information relating to ownership of options to purchase Common Stock by the Funds in item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      Not applicable.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Co-President

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP MANAGING PARTNER, L.P.

By:	Greenhill Capital Partners, LLC, its general partner

/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP, L.P.

By:	GCP 2000, LLC, its general partner

/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP 2000, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GREENHILL CAPITAL PARTNERS, L.P.

GREENHILL CAPITAL PARTNERS (CAYMAN), L.P.

GREENHILL CAPITAL PARTNERS (EXECUTIVES), L.P.

GREENHILL CAPITAL, L.P.

By:	GCP Managing Partner, L.P., as managing general partner of each of the foregoing partnerships
By:	Greenhill Capital Partners, LLC, its general partner

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

ROBERT F. GREENHILL

/s/ Robert S. Greenhill

SCOTT L. BOK

/s/ Scott L. Bok

ROBERT H. NIEHAUS

/s/ Robert H. Niehaus

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement dated February 14, 2005, among Greenhill & Co., Inc., Greenhill Capital Partners, LLC, GCP Managing Partner, L.P., GCP, L.P., GCP 2000, LLC, Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P., Greenhill Capital Partners (Cayman), L.P., Robert F. Greenhill, Scott L. Bok and Robert H. Niehaus.